Zevotek, Inc.

19 Sylvan Avenue, Second Floor

Englewood Cliffs, New Jersey 076329

October 30, 2012

Mr. Andrew D. Mew

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Zevotek, Inc.; Form 8-K Filed August 27, 2012; File No. 333-137210

Dear Mr. Mew:

We are writing in response to comments of the Staff set forth in the Commission’s letters dated August 30, 2012, September 18, 2012, and October 9, 2012, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letters.

We respond to the specific comments of the Staff as follows:

Item 4.01 Changes in Registrant's Certifying Accountant

Dismissal of Former Certifying Accountants

Response:

The requested changes have been made. Please see the attached Form 8-K/A, Amendment No. 2 and Form 8-K, Amendment No. 3.

Item 9.01 Financial Statements and Exhibits

2.        We note that you intend to file Exhibit 16 by amendment. Please note that you should file an updated letter from RBSM LLP in the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. We also note that Form 8-K filed August 27, 2012 disclosing only the dismissal of RBSM LLP did not include Exhibit 16. Please also provide the letter from RBSM LLP required by Item 304(a)(3) of Regulation S-K in an amendment to that filing.

Response:

The requested changes have been made. Please see the attached Form 8-K/A, Amendment No. 2 and Form 8-K, Amendment No. 3.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Jason Ryu

Jason Ryu,
Chief Executive Officer

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 2

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 27, 2012

ZEVOTEK, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

333-137210 (Commission File Number)	05-0630427 (IRS Employer Identification No.)

19 Sylvan Avenue, Second Floor Englewood Cliffs, New Jersey (principal executive offices)	07632 (Zip Code)

(201) 820-0357
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

EXPLANATORY NOTE

On August 27, 2012, we filed with the Securities and Exchange Commission our Current Report on Form 8-K announcing a change in our independent auditor, RBSM LLP (“RBSM LLP”). Also, on August 27, 2012, we filed an additional Current Report on Form 8-K to announce the engagement our new auditors, M & K CPAs. At the time we filed our initial Current Report, we did not have a letter from RBSM LLP addressed to the Commission stating whether it agreed with the statements made by the registrant in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. On September 14, 2012, we filed our Current Report on Form 8-K/A, Amendment No. 1, the letter from RBSM LLP required by Item 304(a) of Regulation S-K. This Amendment No. 2 to our Form 8-Ks filed on August 27, 2012, and September 14, 2012, is being filed to reference the need for an updated letter from RBSM LLP required by the rules of the Commission, in response to the amendment contained in this Form 8-K/A, Amendment No. 2.

This Amendment No. 2 to our Form 8-Ks filed on August 27, 2012, and our Form 8-K/A, Amendment No. 1, is also being filed to correct our disclosure with respect to RBSM LLP’s disclosures over the two most recent fiscal years and any subsequent period through August 27, 2012.

The filing of this Form 8-K/A, Amendment No. 2, is not an admission that our Form 8-Ks filed on August 27, 2012, and our Form 8-K/A, Amendment No. 1, when filed, knowingly included any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein not misleading.

Except as described herein, no other changes have been made to our Current Report on Form 8-Ks filed August 27, 2012, and our Form 8-K/A, Amendment No. 1, relating to Changes in Registrant’s Certifying Accountant. We have not updated the disclosures in this Form 8-K/A, Amendment No. 2, to speak as of a later date or to reflect events which occurred at a later date, except as noted.

Item 4.01     Changes in Registrant’s Certifying Accountant.

On August 27, 2012, the registrant dismissed its independent auditor, RBSM LLP (“RBSM LLP”).

RBSM LLP’s reports on the registrant’s financial statements during the two most recent fiscal years and any subsequent interim period through August 27, 2012, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that RBSM LLP’s reports on the registrant’s Form 10-K for the years ended June 30, 2010 and 2011, raised substantial doubt about its ability to continue as a going concern.

The decision to dismiss RBSM LLP was recommended by the registrant’s board of directors.

During the two most recent fiscal years and any subsequent interim period through August 27, 2012, there have not been any disagreements between the registrant and RBSM LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RBSM LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such periods.

The registrant has provided RBSM LLP with a copy of the disclosures it is making in this amended Current Report on Form 8-K/A, Amendment No. 2, which RBSM LLP has received no later than the day that the disclosures are filed with the Commission. The registrant requested that RBSM LLP furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. A copy of RBSM LLP’s amended letter is filed with this report.

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Item 9.01.            Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired. Not applicable.

(b)	Pro forma financial information. Not applicable.

(c)	Shell company transaction. Not applicable.

(d)	Exhibits.

Exhibit No.	Identification of Exhibit
16.0*	Amended Letter From Predecessor Independent Registered Public Accounting Firm, dated October 26, 2012.

*           Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2012.	ZEVOTEK, INC.

	By	/s/ Jason Ryu
Jason Ryu, Chief Executive Officer

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RBSM LLP

  NEW YORK, NY

October 26, 2012

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Zevotek, Inc. , (the “Company”) Form 8-K/A Amendment No.2 dated August 27, 2012, and are in agreement with the statements relating only to RBSM LLP contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ RBSM LLP

United States

Securities and Exchange Commission

Washington, D.C. 20549

____________________________________________________

FORM 8-K/A

Amendment No. 3

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 27, 2012

ZEVOTEK, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

333-137210 (Commission File Number)	05-0630427 (IRS Employer Identification No.)

19 Sylvan Avenue, Second Floor Englewood Cliffs, New Jersey (principal executive offices)	07632 (Zip Code)

(201) 820-0357

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Form 8-K re change of auditor and appointment of new auditor 08272012 MK amended 10242012 v2

EXPLANATORY NOTE

On August 27, 2012, we filed with the Securities and Exchange Commission our Current Report on Form 8-K announcing a change in our independent auditor, RBSM LLP (“RBSM LLP”). Also, on August 27, 2012, we filed an additional Current Report on Form 8-K to announce the engagement our new auditors, M & K CPAs (“M & K CPAs”). At the time we filed our initial Current Report, we did not have a letter from RBSM LLP addressed to the Commission stating whether it agreed with the statements made by the registrant in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. Also, at the time we filed our additional Current Report on Form 8-K on August 27, 2012, we did not have a letter from M & K CPAs addressed to the Commission stating whether it agreed with the statements made by the registrant in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. On September 14, 2012, we filed our Current Report on Form 8-K/A, Amendment No. 1, containing the letter from RBSM LLP required by Item 304(a) of Regulation S-K. In our Amendment No. 2 dated October 30, 2012, to our Form 8-Ks filed on August 27, 2012, and our Form 8-K/A, Amendment No. 1 filed on September 14, 2012, we filed an updated letter from RBSM LLP required by the rules of the Commission, in response to the amendment contained in Form 8-K/A, Amendment No. 2.

In this Form 8-K/A, Amendment No. 3, we are filing the letter from M & K CPAs addressed to the Commission stating whether it agreed with the statements made by the registrant in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree.

This Amendment No. 3 to our Form 8-Ks filed on August 27, 2012, and our Form 8-K/A, Amendment No. 1, is also being filed to correct our disclosure with respect to RBSM LLP’s disclosures over the two most recent fiscal years and any subsequent period through August 27, 2012.

The filing of this Form 8-K/A, Amendment No. 3, is not an admission that our Form 8-Ks filed on August 27, 2012, and our Form 8-K/A, Amendment No. 1 filed on September 14, 2012, and our Form 8-K/A, Amendment No. 2, when filed, knowingly included any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein not misleading.

Except as described herein, no other changes have been made to our Current Report on Form 8-Ks filed August 27, 2012, and our Form 8-K/A, Amendment No. 1 filed on September 14, 2012, relating to Changes in Registrant’s Certifying Accountant. We have not updated the disclosures in this Form 8-K/A, Amendment No. 3, to speak as of a later date or to reflect events which occurred at a later date, except as noted.

Item 4.01          Changes in Registrant’s Certifying Accountant.

Dismissal of Former Certifying Accountants. On August 27, 2012, the registrant dismissed its independent auditor, RBSM LLP (“RBSM LLP”), which dismissal was reported in our Current Report filed on August 27, 2012.

RBSM LLP’s reports on the registrant’s financial statements during the two most recent fiscal years and any subsequent interim period through August 27, 2012, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that RBSM LLP’s reports on the registrant’s Form 10-K for the year ended June 30, 2011, raised substantial doubt about its ability to continue as a going concern.

The decision to dismiss RBSM LLP was recommended by the registrant’s board of directors.

During the two most recent fiscal years and any subsequent interim period through August 27, 2012, there have not been any disagreements between the registrant and RBSM LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RBSM LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such periods.

Form 8-K re change of auditor and appointment of new auditor 08272012 MK amended 10242012 v2

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Engagement of New Certifying Accountants. On August 27, 2012, the registrant engaged M & K CPAs PLLC, certified public accountants, (“M & K CPAs”) as the registrant’s independent accountants to report on the registrant’s balance sheet as of June 30, 2012, and the related combined statements of income, stockholders’ equity and cash flows for the year then ended. The decision to appoint M & K CPAs was approved by the registrant’s Board of Directors. See our Current Report filed with the Commission on August 27, 2012.

During the registrant’s two most recent fiscal years and any subsequent interim period prior to the engagement of M & K CPAs, neither the registrant nor anyone on the registrant’s behalf consulted with M & K CPAs regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to Regulation S-K) or a reportable event (as described in paragraph 304(a)(1)(v) of Regulation S-K).

The registrant has provided RBSM LLP with a copy of the disclosures it is making in its amended Current Report on Form 8-K/A, Amendment No. 2, which RBSM LLP has received no later than the day that the disclosures are filed with the Commission. The registrant requested that RBSM LLP furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. A copy of RBSM LLP’s amended letter was filed with Current Report on Form 8-K/A, Amendment No. 2 on October 30, 2012.

The registrant has requested M & K CPAs to review the disclosure in this Current Report on Form 8-K/A, Amendment No. 3 before it is filed with the Commission and provided M & K CPAs the opportunity to furnish the registrant with a letter addressed to the Commission containing any new information, clarification of the registrant's expression of its views, or the respects in which it does not agree with the statements made by the registrant in response this Current Report on Form 8-K/A, Amendment No. 3. The registrant has filed such letter from M & K CPAs as an exhibit to this report.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired. Not applicable.

(b)	Pro forma financial information. Not applicable.

(c)	Shell company transaction. Not applicable.

(d)	Exhibits.

Exhibit No.	Identification of Exhibit
16.0*	Amended Letter From Predecessor Independent Registered Public Accounting Firm, dated October 26, 2012.
16.1**	Letter from M & K CPAs, dated October 29, 2012.

____________

*	Previously filed.

**	Filed herewith.

Form 8-K re change of auditor and appointment of new auditor 08272012 MK amended 10242012 v2

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2012.	ZEVOTEK, INC.

	By	/s/ Jason Ryu
Jason Ryu, Chief Executive Officer

Form 8-K re change of auditor and appointment of new auditor 08272012 MK amended 10242012 v2

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M&K CPAS, PLLC

Houston, TX

Exhibit 16.1

October 29, 2012

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-7561

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K/A Amendment No. 2 dated August 27, 2012 of Zevotek, Inc (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our Firm.  We have no basis to agree or disagree with other statements of the Company contained therein.

/s/ M&K CPAS, PLLC
M&K CPAS, PLLC
Houston, Texas